Exhibit 1

PRESS RELEASE

Cyren Announces Second Quarter 2017 Financial Results

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Ransomware outbreaks drive demand for Cyren’s internet security services and fast time-to-protection

McLean, Va. – August 16, 2017 – Cyren (NASDAQ: CYRN) today announced its second quarter 2017 financial results for the period ending June 30, 2017.

The second quarter was highlighted by continued expansion of Cyren’s enterprise SaaS platform strategy. During the quarter, Cyren increased the number of new enterprise customers using the Cyren Cloud Security (CCS) platform for email, web, or DNS security. In the first half of 2017, the company added approximately 125 new enterprise SaaS customers, with over 500% growth in North America compared to the same period a year ago. In addition, Cyren’s EMEA partner program is expanding rapidly and the company has certified over 10 channel partners to sell Cyren’s internet security services.

Cyren also won significant new and renewal contracts in the Threat Intelligence Services business which will have a positive impact on revenues beginning in the third and fourth quarter. Due to timing of expiring contracts and ramp-up of revenue recognition for new customer contracts, the second quarter shows a small decline in revenue compared to the first quarter.

“Over the past quarter we saw unprecedented ransomware attacks, most notably with the WannaCry and Petya outbreaks that affected hundreds of thousands of computers globally. Fortunately Cyren’s customers were unaffected by these outbreaks, as our systems detected and blocked all of the variants of these viruses without a single customer infection reported,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “This is significant because it shows the ability of our cloud platform to detect and block attacks before they impact the endpoint. I believe that this fast time-to-protection provides us with a significant advantage over our competitors and will lead to increasing revenues in future quarters.”

Second Quarter 2017 Financial Highlights:

●	Revenues for the second quarter of 2017 were $7.8 million, up from $7.6 million for the second quarter of 2016. Revenues for the first half of 2017 were $15.7 million compared to $15.0 million for the same period in 2016, an increase of 5%.

●	GAAP net loss for the second quarter of 2017 was $2.7 million, compared to a net loss of $0.8 million in the second quarter of 2016 and $2.5 million last quarter.

●	GAAP loss per basic and diluted share for the second quarter of 2017 was $0.07, compared to a loss of $0.02 per basic and diluted share for the second quarter of 2016 and $0.06 per share last quarter.

●	Non-GAAP net loss for the second quarter of 2017 was $2.5 million, compared to a Non-GAAP net loss of $0.2 million for the second quarter of 2016 and $2.4 million last quarter.

●	Non-GAAP loss per basic and diluted share was $0.07 for the second quarter of 2017, compared to a Non-GAAP loss of $0.00 per share in second quarter of 2016.

●	Operating cash usage during the second quarter was $1.8 million, compared to operating cash usage of $0.2 million in the second quarter of 2016.

●	Net cash usage during the second quarter was $2.0 million, compared to net cash usage of $1.1 million during the second quarter of 2016.

●	Cash balance as of June 30, 2017 was $11.6 million, compared to $13.5 million as of March 31, 2017. The company carries convertible notes with a principal balance of $6.3 million which were issued at the end of Q1 2017.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Business Highlights:

●	Cyren signed a number of new customers who deployed multiple services using Cyren’s newly released CCS 4.0 platform, which delivers email security, web security, DNS security and cloud sandboxing all from the same integrated multi-tenant cloud platform. Cyren’s install base of over 1,000 enterprise accounts represents a large upsell opportunity for Cyren customers to deploy multiple cloud security services over the coming quarters.

●	During the quarter, Cyren renewed and expanded several customers using its Threat Intelligence Services, including more than doubling the contract value of one of its largest customers to total more than $6 million over the next three years. The well-known marquee customer recently added Cyren’s Phishing Intelligence solution to protect millions of enterprise users from advanced malware and phishing attacks.

●	In June, Cyren was awarded a cybersecurity grant from the Israeli Innovation Authority (IIA) at Israel's Ministry of Economy and Industry. The grant follows similar awards in 2015 and 2016, and will offset R&D expenses by approximately $930 thousand during 2017. The grant reduced R&D expenses by approximately $487 thousand during the quarter, though there was no cash impact during the quarter.

Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, August 16, 2017.

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U.S. Dial-in Number:	1-888-296-4215
Israel Dial-in Number:	1-80-924-5905
International Dial-in Number:	1-719-785-9446

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=125720.

For those unable to participate in the live conference call, a replay will be available until August 30, 2017. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 3387763. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.Cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc or www.twitter.com/cyren_ir

Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time gain from sale of investment in affiliate, adjustments to earn-out obligations, capitalization of technology, accretion of discount on convertible note and change in fair value of the embedded conversion feature. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

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This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Israel Investor Contact

Iris Lubitch

SmarTeam

+972.54.2528007

iris@smartteam.co.il

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

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CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	$7,757	$7,559	$15,716	$14,970
Cost of revenues	2,997	2,562	6,029	4,613
Gross profit	4,760	4,997	9,687	10,357

Operating expenses:
Research and development, net	2,353	2,103	4,643	4,381
Sales and marketing	3,751	2,027	7,324	4,770
General and administrative	1,679	1,691	3,242	3,388
Total operating expenses	7,783	5,821	15,209	12,539
Operating loss	(3,023)	(824)	(5,522)	(2,182)
Other income	450	-	451	7
Financial expense, net	(130)	(40)	(205)	(133)
Loss before taxes	(2,703)	(864)	(5,276)	(2,308)
Tax benefit (expense)	42	25	97	(26)

Net loss	$(2,661)	$(839)	$(5,179)	$(2,334)

Loss per share - basic	$(0.07)	$(0.02)	$(0.13)	$(0.06)
Loss per share - diluted	$(0.07)	$(0.02)	$(0.13)	$(0.06)
Weighted average number of shares outstanding:
Basic	39,231	39,121	39,193	39,121
Diluted	39,231	39,121	39,193	39,121

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in thousands of U.S. dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
GAAP operating loss	$(3,023)	$(824)	$(5,522)	$(2,182)
Stock-based compensation (1)	281	250	561	497
Amortization of intangible assets (2)	1,117	855	2,157	1,249
Executive terminations (5)	-	57	-	57
Adjustment to deferred revenues (6)	-	24	-	66
Capitalization of technology (8)	$(595)	$(459)	$(1,721)	$(1,406)

Non-GAAP operating loss	$(2,220)	$(97)	$(4,525)	$(1,719)

GAAP net loss	$(2,661)	$(839)	$(5,179)	$(2,334)
Stock-based compensation (1)	281	250	561	497
Amortization of intangible assets (2)	1,117	855	2,157	1,249
Adjustment to earn-out liabilities and related expenses (3)	32	-	63	-
Amortization of deferred lax assets (4)	(61)	(73)	(121)	(150)
Executive terminations (5)	-	57	-	57
Adjustment to deterred revenues (6)	-	24	-	66
Gain from sale of investment in affiliate (7)	(450)	-	(450)	-
Capitalization of technology (8)	(613)	(459)	(1,739)	(1,437)
Accretion of discount on convertible note (9)	171	-	171
Change in fair value of embedded conversion feature on convertible note (10)	(267)	-	(267)	-

Non-GAAP net loss	$(2,451)	$(185)	$(4,804)	$(2,052)

GAAP loss per share (diluted)	$(0.07)	$(0.02)	$(0.13)	$(0.06)
Stock-based compensation (1)	0.00	0.01	0.01	0.02
Amortization of intangible assets (2)	0.00	0.02	0.06	0.03
Adjustment to earn-out liabilities and related expenses (3)	0.00	0.00	0.00	0.00
Amortization of deferred tax assets (4)	(0.00)	(0.00)	(0.00)	0.00
Executive terminations (5)	0.00	0.00	0.00	0.00
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.00
Gain from sale of investment in affiliate (7)	(0.01)	0.00	(0.01)	0.00
Capitalization of technology (8)	(0.02)	(0.01)	(0.05)	(0.04)
Accretion of discount on convertible note (9)	0.00	0.00	0.00	0.00
Change in fair value of embedded conversion feature on convertible note (10)	(0.00)	0.00	(0.00)	0.00

Non-GAAP loss per share (diluted)	$(0.06)	$(0.00)	$(0.12)	$(0.05)

Numbers of shares used in computing non-GAAP loss per share (diluted)	39,231	39,121	39,193	39,121

(1) Stock-based compensation
Cost of revenues	$29	$15	$59	$27
Research and development	85	83	167	166
Sales and marketing	58	54	113	106
General and administrative	109	90	222	198
	$281	$250	$561	$497
(2) Amortization of intangible assets
Cost of revenues	$949	$665	$1,823	$871
Sales and marketing	168	190	334	378
	$1,117	$855	$2,157	$1,249
(3) Adjustment to earn-out liabilities and related expenses
Financial expenses, net	$32	$-	$63	$-

(4) Amortization of deferred tax assets
Tax benefit (expense)	$(61)	$(73)	$(121)	$(150)

(5) Executive terminations
Sales and marketing	$-	$57	$-	$57

(6) Adjustment to deferred revenues
Revenues	$-	$24	$-	$66

(7) Gain from sale of investment in affiliate
Other Income	$(450)	$-	$(450)	$-

(8) Capitalization of technology
Research and development	$(595)	$(459)	$(1,721)	$(1,406)
Financial expenses, net	$(18)	$-	(18)	(31)
	$(613)	$(459)	$(1,739)	$(1,437)
(9) Accretion of discount on convertible note
Financial expenses, net	$171	$-	$171	$-

(10) Change in fair value of embedded conversion feature on convertible note
Financial expenses, net	$(267)	$-	$(267)	$-

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	June 30,	December 31,
	2017	2016
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	$11,568	$10,621
Trade receivables, net	3,364	3,061
Prepaid expenses and other receivables	1,797	918
Total current assets	16,729	14,600
Property and equipment, net	2,027	2,081
Goodwill and intangible assets, net	30,792	29,867
Severance pay fund	606	604
Lease deposits	410	380
Total long-term assets	33,835	32,932
Total assets	$50,564	$47,532
Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables	$791	$764
Employees and payroll accruals	2,773	2,528
Accrued expenses and other liabilities	1,015	755
Earn-out consideration	3,364	3,041
Deferred revenues	4,605	4,609
Total current liabilities	12,548	11,697
Long term Convertible Note	4,340	-
Embedded conversion feature on Convertible Note	1,864	-
Deferred revenues	1,246	1,788
Deferred tax liability	1,378	1,374
Accrued severance pay	871	816
Other liabilities	128	119
Total long-term liabilities	9,827	4,097
Shareholders' equity	28,189	31,738
Total liabilities and shareholders' equity	$50,564	$47,532

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CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	$(2,661)	$(839)	$(5,179)	$(2,334)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	1	1	1	3
Depreciation	280	320	555	643
Stock-based compensation	281	250	561	497
Amortization of intangible assets	1,117	855	2,157	1,249
Accrued interest and accretion of discount on credit line	-	-	-	(19)
Accrued interest and accretion of discount on convertible note	171	-	171	-
Change in fair value of embedded conversion feature on convertible note	(267)	-	(267)	-
Other income related to investment in affiliate	(450)	-	(450)	-
Other expenses related to the earn-out consideration	33	-	64	-
Deferred taxes	(42)	(47)	(95)	(120)

Changes in assets and liabilities:
Trade receivables	(414)	(31)	(389)	98
Prepaid expenses and other receivables	(453)	(171)	(849)	(363)
Change in long-term lease deposits	(5)	(214)	(27)	(228)
Trade payables	(81)	155	9	(54)
Employees and payroll accruals, accrued expenses and other liabilities	703	154	485	114
Deferred revenues	(57)	(580)	(546)	3,247
Accrued severance pay, net	23	(18)	53	42
Other long-term liabilities	-	(2)	-	(3)
Net cash provided by (used in) operating activities	(1,821)	(167)	(3,746)	2,772

Cash flows from investing activities:

Proceeds from sale of investment in affiliate	450	-	450	-
Capitalization of technology, net of grants received	(613)	(459)	(1,739)	(1,437)
Purchase of property and equipment	(119)	(386)	(473)	(649)
Net cash used in investing activities	(282)	(845)	(1,762)	(2,086)

Cash flows from financing activities:

Proceeds from convertible note	-	-	6,300	-
Payment of credit line	-	-	-	(4,150)
Proceeds from options exercised	61		67	-
Net cash provided by (used in) financing activities	61	-	6,367	(4,150)
Effect of exchange rate changes on cash	72	(46)	88	53
Increase (decrease) in cash and cash equivalents	(1,970)	(1,058)	947	(3,411)
Cash and cash equivalents at the beginning of the period	13,538	14,026	10,621	16,379
Cash and cash equivalents at the end of the period	$11,568	$12,968	$11,568	$12,968

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